Exhibit 99.1

Collective Mining Discovers High-Grade Tungsten and Gold Mineralization in Schist at Depth Outside the Apollo Breccia Body

•	New high-grade tungsten-gold discovery outside the Apollo Mineral Resource block model: APC150-D4 intersected 8.15 meters grading 14.82 g/t AuEq (0.40% WO3, 8.47 g/t Au, 4 g/t Ag) south of and outside the Apollo breccia body, marking the Company's first tungsten intersection in surrounding schist in this area.
•	The discovery lies approximately 680 meters vertically below the base of the shallow tungsten zone represented in the block model for Apollo, with only very limited drilling in this schist unit. Follow-up drilling is planned to test the extent and continuity of this newly identified style of mineralization.
•	Thirteen new high-grade veins have been discovered, including 1.15 meters grading 57.98 g/t AuEq (55.50 g/t Au, 109 g/t Ag, 0.35% Cu) and 1.25 meters grading 28.73 g/t AuEq (28.60 g/t Au, 6 g/t Ag) in APC-171D. Seven veins lie outside the block model; the remaining six occur within its southwestern margin, with assay grades significantly exceeding the estimates for the corresponding model blocks.
•	Ramp Zone mineralization extended approximately 35 meters westward from the current block model for the Ramp Zone along the southern axis of the breccia margin. Both holes were terminated short of their planned target depths within the Ramp Zone due to challenging drilling conditions.
•	Results are pending for seventeen drill holes testing the Ramp Zone with five additional holes in progress. Multiple holes have intersected visually-identified* mineralization, including areas with localized visible gold, at previously undrilled locations around the circumference of the Apollo breccia body. Drilling has also tested below the existing block model. APC171-D3 intersected visually-identified* Ramp Zone-style mineralization including localized visible gold, approximately 350 meters below the current block model; assays are pending.

MIAMI, Sept. 24, 2026 /CNW/ -- Collective Mining Ltd. (NASDAQ: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assay results for four diamond drill holes at its Guayabales Project in Caldas, Colombia. The results highlight continued exploration potential beyond the currently defined Mineral Resource Model (MR) for the Apollo deposit and include a new high-grade tungsten-gold zone hosted in schist rock outside the southern Apollo breccia body margin.

Drill hole APC150-D4 intersected 8.15 meters grading 14.82 g/t AuEq (0.40% WO3, 8.47 g/t Au and 4 g/t Ag), beginning 927 meters below surface. This is the first time the Company has intersected high-grade tungsten mineralization within the schist outside the southern margin of the Apollo breccia and establishes a brand-new target for drilling. This specific unit of schist extends from surface to more than 1,000 meters vertical and is largely untested.

Ari Sussman, Executive Chairman, commented: "What excites me most is how much we still have to test at Apollo. The discovery of high-grade tungsten and gold in the schist outside of the southern margin of the breccia opens a new exploration opportunity at Apollo beyond the breccia body. The new high-grade veins and visually-identified mineralization in drill testing extensions of the Ramp Zone in multiple directions give us compelling targets to test for potential growth beyond the current Mineral Resource. Pending assays and follow-up drilling will guide our next phase of exploration, both within the breccia body and outside of it. With our strong treasury, we can pursue these targets aggressively as we work to establish the full extent of Apollo's mineralization."

To date, Collective has received assays for 196,500 meters of diamond drilling across the Guayabales and San Antonio projects, including results for 132,500 meters at the flagship Apollo deposit, which anchors the Guayabales Project.

With US$93.7 million in cash (as of June 30, 2026), the Company is fully funded for its planned 2026 program, which envisions up to 90,000 meters of drilling. The Company presently has 13 diamond drill rigs operating across the Guayabales Project. Assay results for 96 drill holes are outstanding, including 17 drill holes into the Ramp Zone.

* Visual observations are not a substitute for assay results and should not be interpreted as indicative of grade.

Drill Results and Geological Context (See Table 1 and Figures 1-6)

New Tungsten Enriched Zone in Schist Outside the Apollo Breccia Body

APC150-D4, drilled from Pad34, was designed to test the southern margin of the Ramp Zone. Although challenging ground conditions prevented the hole from reaching its planned target depth, it inadvertently intersected a new style of high-grade tungsten and gold rich vein mineralization hosted in schist south of and outside the Apollo breccia body. The principal interval returned 8.15 meters grading 14.82 g/t AuEq (0.40% WO3, 8.47 g/t Au and 4 g/t Ag) from 927 meters below surface, at an elevation of 1,130 meters above sea level ("masl").

The intersection lies approximately 680 meters vertically below the base of the shallow tungsten zone represented in the Apollo block model, identifying a new setting for tungsten mineralization in the surrounding schist. A separate 1.05-meter vein intersected further downhole returned 13.58 g/t AuEq from 943 meters below surface. These results identify a new exploration target for tungsten-gold-silver veins beyond the Apollo breccia body. Near-term follow-up drilling is planned to test the extent and continuity of this mineralization as there is no drilling between this depth and the near surface, shallow tungsten zone.

Thirteen New High-Grade Veins Discovered Within and Beyond the Apollo Block Model

Mother hole APC-171D was drilled from Pad24 to provide a platform for directional drilling east of the Apollo block model, reaching a downhole depth of more than 1,120 meters. Two directional daughter holes, APC171-D1 and APC171-D2, were subsequently drilled from different points along the mother hole. Together, the three holes intersected previously unrecognized high-grade veins within and beyond the Apollo block model. Selected results include:

APC-171D

  1.30 m @ 7.93 g/t AuEq from 265 m below surface (outside the block model)
  1.10 m @ 6.81 g/t AuEq from 798 m below surface (outside the block model)
  1.15 m @ 57.98 g/t AuEq from 845 m below surface (outside the block model)
  1.20 m @ 8.43 g/t AuEq from 958 m below surface (higher grade than the block model)
  1.25 m @ 28.73 g/t AuEq from 968 m below surface (higher grade than the block model)

APC171-D1

  1.20 m @ 7.31 g/t AuEq from 1,231 m below surface (outside the block model)
  9.70 m @ 4.54 g/t AuEq from 1,241 m below surface (outside the block model)

APC171-D2

  5.30 m @ 6.75 g/t AuEq from 773 m below surface (outside the block model)
  1.00 m @ 8.64 g/t AuEq from 818 m below surface (outside the block model)
  2.60 m @ 6.34 g/t AuEq from 915 m below surface (higher grade than the block model)
  1.25 m @ 8.29 g/t AuEq from 1,031 m below surface (higher grade than the block model)

The results demonstrate that high-grade vein mineralization extends beyond the current Apollo block model and identify additional veins at higher grades within its margins, providing targets for follow-up drilling.

Ramp Zone Step Outs Westward Along the Southern Breccia Axis

After intersecting multiple high-grade veins, holes APC171-D1 and APC171-D2, were extended deeper to test the westward projection of the Ramp Zone along the southern margin of the Apollo breccia body, beyond the western edge of the current block model for the Ramp Zone. Both holes were terminated short of their planned target depths due to difficult ground conditions. Nevertheless, both intersected modest Ramp-style mineralization associated with minor albite, muscovite and epidote alteration, and anomalous bismuth and tellurium. These intersections extend known mineralization approximately 35 meters westward along the southern margin of the Apollo breccia body beyond the current block model for the Ramp Zone.

Drill motor capacity was subsequently upgraded, materially improving drilling performance from Pad24 and enabling subsequent holes to reach greater depths. Assay results are expected in the near term for APC171-D3 and APC171-D4, both of which intersected visually identified Ramp Zone style mineralization with localized visible gold. APC171-D3 intersected such material approximately 350 meters below the current block model. Visual observations are not a substitute for assay results and do not establish grade.

Assay results in the Ramp Zone portion of holes APC171-D1 and APC171-D2 are as follows:

APC171-D1

  2.60 m @ 5.35 g/t AuEq from 1,221 m below surface
  13.85 m @ 2.30 g/t AuEq from 1,277 m below surface
  8.60 m @ 2.71 g/t AuEq from 1,296 m below surface
  1.00 m @ 6.60 g/t AuEq from 1,332 m below surface

APC171-D2

  2.10 m @ 9.21 g/t AuEq from 1,343 m below surface
  2.75 m @ 2.60 g/t AuEq from 1,355 m below surface.

APC171-D2 ended in mineralization as it entered the Company's projection of the high-grade Ramp Zone, before the target could be fully tested.

Ramp Zone: A Key Pillar of High-Grade Growth

Including previously reported drilling along the southeastern and western margins, approximately 470 meters of the interpreted 1.5-kilometer circumference of the Apollo breccia body at depth has now been tested for Ramp Zone mineralization. By comparison, only approximately 315 meters of this circumference had sufficient drilling density for inclusion in the maiden Mineral Resource. The reader should be cautioned that the expanded drilling coverage does not, by itself, establish an extension of the Mineral Resource.

Drilling outside the Mineral Resource has encountered visually identified mineralization at multiple locations, including several occurrences with visible gold. Assay results are pending for 17 drill holes. These visual observations do not establish grades or continuity and laboratory assays are required to determine metal content, while further drilling is needed to assess continuity.

The Ramp Zone is interpreted as a younger reduced vein system related to a reduced intrusion-related gold system with similarities, in terms of mineralogy, to the nearby Marmato Deeps deposit, owned by Aris Mining. Located approximately 1.75 kilometers apart, both the Ramp Zone and Marmato Deeps systems commence at broadly similar elevations and host very similar gold-and-silver-bearing sulphide assemblages. At the Ramp Zone, mineralization occurs with pyrite and pyrrhotite, accompanied by minor bismuth, tellurium, and locally arsenopyrite-bearing sulphides, hosted in veinlet stockworks, cracks and miarolitic cavities of the breccia body. Alteration is dominated by albite, actinolite, muscovite and epidote.

A key distinguishing feature of Ramp Zone-style mineralization is the occurrence of high gold grades relative to publicly reported results from Marmato Deeps. The Company attributes this superior grade profile in places primarily to the higher porosity of the host rock: mineralization at the Ramp Zone is emplaced within a porous crackle breccia matrix, which provides greater permeability for metal-bearing fluids compared to the porphyry host rock at Marmato Deeps.

Cautionary Note to Readers:

Although Apollo (including the Ramp Zone) and the Marmato Lower Mine (also referred to as the Bulk Mining Zone or formerly as Marmato Deeps) share certain geological characteristics, information regarding the Marmato Lower Mine is not necessarily indicative of mineralization in the Ramp Zone. Information regarding the Marmato Lower Mine has not been independently verified by the Company or its Qualified Person in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). All information presented herein regarding the Marmato Lower Mine is derived from the NI 43-101 compliant technical report titled "Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, PFS of the Lower Mine Expansion Project," with an effective date of June 30, 2022 (filed November 23, 2022). This report is available on Aris Mining Corporation's website at: https://www.aris-mining.com/operations-and-projects/marmato.

Table 1. Drill Results Reported in this Release

Drill hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)	WO3 (%)	AuEq (g/t)*
Pad34 -- New Tungsten-Enriched Schist Zone at 1,130 masl
APC150-D4	128.75	136.90	8.15	8.47	4	--	0.40	14.82
APC150-D4	144.90	145.95	1.05	13.55	2	--	--	13.58
Pad24 -- New High-Grade Veins Discovered Within and Beyond the Apollo Block Model
APC-171D	311.05	312.35	1.30	7.82	6	--	--	7.93
APC-171D	775.55	776.65	1.10	3.00	163	0.60	--	6.81
APC-171D	823.15	824.30	1.15	55.50	109	0.35	--	57.98
APC-171D	940.90	942.10	1.20	8.12	14	0.04	--	8.43
APC-171D	949.65	950.90	1.25	28.60	6	--	--	28.73
APC-171D	990.35	992.55	2.20	5.82	12	--	--	6.05
APC171-D1	130.80	132.00	1.20	6.23	56	--	--	7.31
APC171-D1	145.30	155.00	9.70	4.28	11	0.05	--	4.54
APC171-D2	43.70	49.00	5.30	5.56	53	0.15	--	6.75
APC171-D2	89.90	90.90	1.00	7.37	57	0.16	--	8.64
APC171-D2	181.50	184.10	2.60	6.14	10	--	--	6.34
APC171-D2	188.85	190.20	1.35	6.95	6	--	--	7.07
APC171-D2	299.45	300.70	1.25	8.20	5	--	--	8.29
Pad24 -- Ramp Zone Step Outs Westward Along the Southern Breccia Axis
APC171-D1	116.00	118.60	2.60	5.25	5	--	--	5.35
APC171-D1	188.05	201.90	13.85	2.24	3	--	--	2.30
APC171-D1	209.30	217.90	8.60	2.69	1	--	--	2.71
APC171-D1	246.00	247.00	1.00	6.58	1	--		6.60
APC171-D2	604.00	606.10	2.10	8.97	13	--	--	9.21
APC171-D2	616.30	619.05	2.75	2.58	1	--	--	2.60

Notes

1. Intervals are down hole lengths. Estimated true widths range from 60% to 100% of reported intervals. Grades are uncut.
2. *AuEq (g/t) = [(Au × 0.95) + (Ag × 0.020 × 0.92) + (Cu × 1.20 × 0.85) + (WO3 × 21.33 × 0.70)] ÷ 0.95, where Au and Ag are expressed in g/t, Cu and WO3 in percent.
3. The calculation uses metal prices of US$3,000/oz gold, US$60/oz silver, US$5.25/lb copper and US$93.31/lb WO3 (equivalent to US$2,057/mtu WO3) with assumed recoveries of 95%, 92%, 85% and 70% respectively. Copper and WO3 are included in AuEq where the intercept's copper grade is 0.04% or higher and WO3 grade is 0.02% or higher. A dash (--) in the copper and WO3 column indicates a grade below 0.04% and 0.02% respectively.
4. Recovery assumptions are based on metallurgical results announced on August 25, 2026 and used in the Maiden Mineral Resource announced on September 8, 2026.

Figure 1: Surface Plan View of Apollo Showing Drill Holes Reported in This Release

Please refer to Table 1 for full drill hole and assay information.

Figure 2: Apollo Section Showing New Schist-Hosted High-Grade Tungsten Discovery

Figure 3: Core from APC150-D4 Showing the New Style of Mineralization Discovered at Apollo: High-Grade Tungsten and Gold Mineralization Hosted in Schist

Figure 4: Section of Apollo Showing the Thirteen New High-Grade Veins Discovered Within and Beyond the Apollo Block Model and the Ramp Zone Intercepts at Depth

*Shown for geological interpretation; the displayed model does not represent a reportable Mineral Resource. Please refer to Table 1 for full drill hole and assay information.

Figure 5: Plan View of the Ramp Zone at Apollo Highlighting the Modest Westward Extension Holes Along the Southern Margin of the Breccia Body

*Shown for geological interpretation; the displayed model does not represent a reportable Mineral Resource. Please refer to Table 1 for full drill hole and assay information. Visual observations are not a substitute for assay results and should not be interpreted as indicative of grade.

Figure 6: Plan View of the Guayabales Project Highlighting the Apollo Deposit

About Collective Mining Ltd.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $1.4 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by Apollo, a large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten deposit that hosts a maiden Mineral Resource of 2.58 million ounces AuEq Indicated (37.0 Mt at a grade of 2.17 g/t AuEq) and 2.83 million ounces AuEq Inferred (48.2 Mt at a grade of 1.83 g/t AuEq). The Company's objectives at the Guayabales Project are to continue expansion and infill drilling at Apollo while advancing technical, environmental and permitting work across the project.

Management, insiders, a strategic investor and close family and friends own 45.2% of the outstanding shares of the Company and, as a result, are fully aligned with shareholders. The Company is listed on both Nasdaq and the TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J. Reading, Special Advisor, is a Qualified Person as defined by National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information relating to the exploration results contained herein is accurate and has approved of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geologists (SEG).

The Mineral Resource and the scientific and technical information relating to the Mineral Resource contained in this news release were prepared by Ivor W.O. Jones, FAusIMM, P.Geo. (EGBC), an independent Qualified Person as defined by NI 43-101. Mr. Jones has verified the data underlying the Mineral Resource and has reviewed and approved the Mineral Resource information contained in this news release in the form and context in which it appears.

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2-meter intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole. Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru for copper, gold and silver assays, and multi-element ICP. ALS is an accredited laboratory which is independent of the Company. Gold assays are obtained by fire assay fusion with AAS finish on a 50g sample (Au-AA24). Any samples returning > 10 g/t were then reanalyzed by fire assay with gravimetric finish on a 50g sample (Au-GRA22). Copper and silver were assayed by inductively coupled plasma - Atomic Emission Spectroscopy (ICP-AES) and Mass Spectrometry (ICP-MS) following a 4-acid digestion. Samples were also analyzed for a suite of 48 elements with ME-MS61 plus mercury and a sequential copper leach analysis was completed on each sample with copper greater than 10,000 parts per million. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

For further information regarding the Apollo Mineral Resource, including the effective date, data verification, key assumptions, parameters and methods used to estimate the Mineral Resource, and related risks, see the Company's news release dated September 8, 2026 entitled "Collective Mining Announces Maiden Mineral Resource for its Apollo Deposit at the Guayabales Project".

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveCNL) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Forward Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 30, 2026. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements. Readers should refer to the Risks section in the Company's Annual Information Form, dated March 30, 2026.

Cautionary Note to United States Investors

The Company is a Canadian issuer that reports its Mineral Resource information in accordance with NI 43-101 and the CIM Definition Standards, which differ from the mineral property disclosure requirements applicable to U.S. domestic issuers under Subpart 1300 of Regulation S-K ("S-K 1300"). As a foreign private issuer eligible to file reports with the U.S. Securities and Exchange Commission pursuant to the U.S.-Canada Multijurisdictional Disclosure System, the Company is not currently required to prepare its mineral property disclosure in accordance with S-K 1300. Accordingly, Mineral Resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies subject to S-K 1300, and there can be no assurance that Mineral Resources reported by the Company under NI 43-101 would be the same if prepared in accordance with S-K 1300.

SOURCE Collective Mining Ltd.

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For further information: Investors and Media: Eduardo Cervantes, Vice President, Corporate Development & Investor Relations, Collective Mining Ltd., e.cervantes@collectivemining.com

CO: Collective Mining Ltd.

CNW 06:30e 24-SEP-26